City e-Solutions Limited





06019214

2803 Great Eagle Centre, 23 Harbour Road, Wanchai, Hong Kong
Tel: 2922-8228 Fax: 2501-0729

20 November 2006

Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20549
U. S. A

Your Reference: File No. 82-3667



SEC MAIL PROCESSING
RECEIVED
DEC 0 8 2006
WASH, D.C. 152 SECTION

SUPPL

Dear Sir,

We are pleased to enclose copy of announcement, dated 20 November 2006, for your information:

--- City e-Solutions Limited – Delisting from Euronext Amsterdam

If you have any queries, please contact Mr. Lawrence Yip of our office at (852) 29228228.

PROCESSED
DEC 20 2006
THOMSON FINANCIAL

Yours faithfully,

Lawrence Yip
Executive Director

Enc.

Your Ref: File NO: 82-3667

The ~~Hongkong~~ Standard 20/11/06 Monday

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



City e-Solutions Limited

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 557)

DELISTING FROM EURONEXT AMSTERDAM

The Board of Directors (the "Board") of City e-Solutions Limited (the "Company") announces that the ordinary shares of the Company ("Shares") will be de-listed from Eurolist by Euronext Amsterdam N.V. ("Euronext Amsterdam") with effect from 18 December 2006.

The Shares have been listed in both Amsterdam and Hong Kong since 1989. Due to very limited trading in the Shares on the Amsterdam Stock Exchange, the Company has requested Euronext Amsterdam N.V. to terminate the listing of the Shares on Euronext Amsterdam and Euronext Amsterdam N.V. has decided in favour of such request. As a result, the Shares will be de-listed from Euronext Amsterdam on 18 December 2006 and 15 December 2006 will be the last day that the Shares can be traded on Euronext Amsterdam. The Shares will remain listed and traded on the Hong Kong Stock Exchange.

By order of the Board
Kwek Leng Beng
Chairman

Hong Kong, 17 November 2006

As at the date of this announcement, the Board is comprised of 11 Directors, of which 6 are executive Directors, namely Mr. Kwek Leng Beng, Mr. Vincent Yeo Wee Eng, Mr. Kwek Leng Joo, Mr. Kwek Leng Peck, Mr. Gan Khai Choon and Mr. Lawrence Yip Wai Lam, 2 are non-executive Directors, namely Mr. Wong Hong Ren and Mr. Chan Bernard Charnwut and 3 are independent non-executive Directors, namely Dr. Lo Ka Shui, Mr. Lee Jackson a.k.a. Li Chik Sin and Mr. Teoh Teik Kee.